EXHIBIT 99.1

Student Transportation Inc. Adds $10 Million Contract to California

All Major Contracts From Recent Atlantic Express Asset Acquisition Renewed

WALL, N.J., May 12, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third largest provider of school bus transportation services announced that its subsidiary, Student Transportation of America, Inc. (STA), has been awarded a new five and a half year contract with San Bernardino County Superintendent of Schools (SBCSS) in California. The $10 million annual contract was recently awarded, but will begin service in January 2015 as per the agreement with the County. The company will receive roughly half that amount in its fiscal 2015 year, which begins this coming July.

The contract was recently awarded with the school district to change from the incumbent provider. STA will provide 133 new, ultra-low-emission vehicles and 31 propane autogas vehicles as well.

"This is a great addition to our rapidly expanding fleet in California," said Don Kissell, Regional Vice President of STA. "With the acquisition and integration of the Atlantic Express assets we acquired in February, we will have added almost 600 vehicles to our operations here for next year. We bid on the SBCSS operation over a year ago, but they couldn't end the contract with the current provider at that time. So they bid it again this year and we were awarded a multi-year agreement. The January start is unusual but gives us plenty of time to properly set up our facility, bring drivers in for safety testing, and perform a route optimization analysis before we take to the road following the winter break."

The company also said that all major contracts that were part of the previously announced acquisition of assets of Atlantic Express of California completed in February have been extended. That acquisition of 425 vehicles and approximately $26 million in annualized revenues expanded existing service contracts with the Los Angeles Unified School District and added new contracts with the Long Beach Unified School District as well as many private and charter schools in Southern California.

"I'm pleased to say due to the outstanding service and smooth transition we provided, both of those customers provided key recommendations for us and renewed their contracts with us for over five years," said Kissell.  "Our new drivers and staff were welcomed into our STA family.   We have tremendous respect for the job they do for the schools, parents, and students. It's great to be building this type of relationship with the communities in Southern California. Along with these new contracts, we plan to aggressively market our SchoolWheels fee-based transportation program to serve the many private and charter schools that need this type of dedicated service."

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Patrick T. Gallagher
         Marketing & Communications Manager
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com